

Invest in a sales automation platform that makes it easy to buy new cars online



Vehiko is like Airbnb for New Cars

vehiko

Better Tech to Match Buyers and Dealers

Our SaaS goes way beyond lead gen to automate dealers' sales pipelines. AI powers all sales processes and conversions. Add-ons include aftersales support and market intelligence.

Find the Right Car

Buyers search make, model, color, accessories, warranty and location. Dealers can select available inventory to sell.

Guaranteed Sale

Vehiko only matches serious buyers and sellers only. Prices including taxes, and can include ready-to-sign finance and insurance agreed on platform

Bottom line: we know how the new car business works. We're not trying to disrupt it. We streamline it to make dealer tasks easier, faster and more profitable.

Buying a new car online is complex and time consuming



Consumers don’t get the best price because they don’t know what the best price is



Existing online marketplaces offer little choice of who to buy from and where



Personal information is sold from lead gen sites to third parties who hassle consumers

Dealers know this but it's hard to make tech to digitize new car sales

- **17K** Franchised Dealers
- **Individual dealer pricing** for all of them
- **OEM incentive programs**
- **13.5K** Makes & Models
- **Millions of configurations make**, model, exterior color, interior color, trim, engine, transmission
- **7,500** Regions
- **86** Financial Regions
- **558** Credit Tiers
- **51,335** Zip Codes for Consumer Incentives
- **Federal, State, City, Municipality Taxes & License Fees**



On the dealer-side, they need tech to streamline sales not just generate leads

We Automate the Haggling – and everything else!

- Solved by most providers
- Manual process - conducted by or at dealer



Financing & Insuring
E-Contracting
Trade-In
Delivery
Price & Payment
Accessories
Vehicle Info
Service & Parts
Research
Pick Up & Drop off

Buyers and Dealers will both love it

vehiko

Buyers

Skip the Negotiation

- Find the car they want to buy online without the headache or haggling
- Reverse bidding process delivers choice and the best price
- Total anonymity
- Historical pricing data
- Dealer reviews and ratings
- No risk and no obligation



vehiko
Login Register Live Chat
Pleasurable Car Buying
Select Year
Select Make
Select Model
GET STARTED
I'll Pass On The Calls, Thanks.
What's Your Best Price
HIGHEST SAVING THIS WEEK
CURRENT AVERAGE SAVINGS
Register once you've built your car, and we'll get dealers to

Dealers

Skip the Negotiation

- Robo-Bidding to manage sales process
- All the relevant details in one digital space ready to close
- See what other dealers are bidding
- Rich search data
- Serious buyers only
- Cost of marketing reduced

In the future – we can sell our treasure trove of data on all those transactions to OEMs

For car buyers – Vehiko is the Tesla sales experience they've always wanted

vehiko



Choose the Perfect Car & Way to Pay → Dealers Bid to Win and Offer their Best Price → Select the Winning Dealership → Pay & Pick it Up

Add-Ons: can include Insurance, Finance, Delivery, Warranty and Aftersales Support

We reach them through:
- Owned, Earned & Paid Media
- Facebook & Google PPC
- Dealer Group Channels
- Website & SEO

Vehiko automates all the dealer tasks involved in selling a new car

vehiko

Connect

API to dealership inventory, finance and service

Set Up

Pricing parameters and paperwork templates

AI-Streamlined

Robo-Bidding based on pre-determined parameters

Monitor

View search data, regional demand, deal flow and competing bids

Engage

Receive buyer contact details and review pre-filled paperwork upon win

Vehiko speeds things up and streamlines workflows – but the seller is always in control.

vehiko

Our best customers are nationwide dealer groups selling mid-market cars

We reach them through

- Founder Networks
- Traditional B2B


AutoNation
PENSKE CARS
LITHIA
Sonic Automotive

AutoNation
300 Dealerships

Penske Cars
150 Franchises

LITHIA Motors Inc.
211 Locations

Sonic Automotive
100 Stores

These are the mission critical functions Vehiko is bringing online

- Research & choose vehicle anonymously
- Review current rebates, incentives & special offers
- Robo-bidding to automate negotiation
- Get trade in offer
- Secure credit, financing & choose monthly payment
- Learn about & select F&I products
- Learn about and select accessories
- Review final document & contracts
- Vehicle delivery
- Receive vehicle orientation
- Service pick up & drop off



Our core economics are based on recurring revenue from HQ and individual locations

	Dealer Group License	Participating Location
Revenue	$100K ARR	$300 MRR per model

Integration takes 7 days per location

In the future we'll be able to spin our data into a market intelligence product for OEMs and other industry participants



Roadmap

1H 2022		2H 2022	2023
Key Hires	Platform R&D	POC with Launch Partner Dealer Group	Expand into leasing, finance, insurance and used cars

Performance marketing to supercharge user base of buyers (2H 2022 – 2023)

2023 KPIs

2 Dealer Groups	**1000** Rooftops	**50** States
40 Employees	**$19M** Revenue	**$12M** EBITDA

3-Year Forecast



Millions
$70.0
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$-
$(10.0)
Year 1
Year 2
Year 3
Revenue
EBITDA

Vehiko prefers seed investors with dealer group networks

vehiko


$200K
Platform Development
$100K
Working Capital & Contingency
$2M
$200K
Key Hires
$1.5M
Dealer Group Sales & User Acquisition

Vehiko has bootstrapped to date and is 100% owned by its founder

Dealership Market Statistics

vehiko

16,623

total new-car dealerships

All dealerships **revenue**

$980B

Average revenue per dealership

$58,969,000

Average Number of New Vehicles Sold Per Dealership and Selling Price, by Year

Year	New vehicles sold	Average retail selling price
2013	960	$32,035
2014	1,003	$32,824
2015	1,051	$33,456
2016	1,045	$34,449
2017	1,020	$34,670
2018	1,028	$35,608
2019	1,026	$36,824
2020	870	$38,961

- In total, dealers spend **$9.25 Billion** a year on advertising
- **56%** of spend is on online advertising
- **$268,500** average annual marketing budget

Share of Dealerships by Volume of New-Unit Sales, 2020


Percent of dealerships
25%
20%
15%
10%
5%
0%
18.4%
18.1%
16.7%
15.2%
21.0%
10.6%
1-149
150-299
300-499
500-749
750-1,499
1,500+

Source: NADA

Old Way

- 5 hours in a dealership
- Haggling back and front
- In dealership trade appraisal
- F&I in dealership
- An hour contracting in dealership
- Pick up car at dealership
- Drive to dealership to get service
- Drop off and pick up car at service department

vehiko

- Fast & easy online experience with no haggling
- Upfront, transparent pricing & bidding from multiple dealers on one platform
- Dealers bid, consumers win
- Anonymity for consumer
- eTrade appraisal
- eF&I
- eContracting
- Home delivery
- Service reminders & online scheduling
- Pick up and drop off from your home

Drive Online Sales of New Cars



vehiko

Contact

Edward Agabs

eagabs@vehiko.com

(203) 554-4098

demo.vehiko.com

Annex

90% of customers aren't satisfied with the current process for buying a new car



83%
of customers want to **shop online to save time**



Buyers spend
3+ hours in the showroom
when the negotiations, trade-in, paperwork, F&I and after market sales are handled at the dealership



80% of buyers
use third-party sites when buying a car



58% of car buyers are unsatisfied
with **how long the process took**



43% of auto shoppers want to do
the entire **transaction online** without ever visiting a dealer **(Pre-COVID-19)**

16M new autos were sold in 2020

That's a lot of unhappy customers



Source: 1. Autonews 2020 2. Statista

New car dealers are faced with regulatory and technological barriers to creating the frictionless sales experience customers expect

vehiko

State and Federal Advertising Laws

Franchise Rules

OEM Brand Compliance Requirements

3rd Party Finance & Aftermarket Services


DEAD
END

Edward Agabs knows how to build and scale tech that streamlines operations and explodes sales for companies selling big-ticket items



Edward Agabs
Founder & CEO

vehiko

He built BoatQuest.com - marketplace for yacht sales. **50% of all yacht brokers were clients** and it ranked **#3.** Acquired by Active Interest Media.

Edward grew sales of rent payment platform ClickPay (A RealPage™ Company) sales **450%** and sold it to REALPAGE (Outperform)

He build the systems and processes for FC | Full Circle Capital that supported **$180M in AUM and $1.5B** in underwritten loans. Then he helped sell it to GREAT ELM CAPITAL (Great Elm Capital Corp.)

At FCC Edward took charge of TransAmAsset an abandoned and unclaimed property services company that had fallen into bankruptcy, and orchestrated a turnaround strategy that culminated in acquisition by Ryan

Competitors can't be bothered with the fiddly work that's required to set up new car sales – and dealers can't be bothered paying CPA for weak leads

vehiko

- Today, dealers spend **$9.25 Billion** a year on advertising
- **56%** on advertising online
- **$268,500** average annual marketing budget
- **$50M** sales per dealership



TOP COMPETITORS

Do Nothing

Dealers have to employ lots of people to deal with lukewarm tire-kickers

Third Party Lead Gen

TrueCar

- Used cars are easy to sell online. But the new car buying experience isn't dynamic and personalized enough. And it's still just lead gen.
- They give consumers a single lead from a single dealer.

CarSaver at Walmart

- Dealers don't bid against each other and they don't underbid each other to drive prices down. It's just like going from dealer to dealer to get their best price.
- There is no anonymity before the sale is confirmed.

Profit & Loss Projection

Profit & Loss	Year 1	Year 2	Year 3
Net Revenue	1,072,000	18,841,440	66,523,200
Direct Costs	(12,500)	(125,969)	(355,614)
Gross Profit	**1,059,500**	**18,715,471**	**66,167,586**
Personnel	(1,109,002)	(3,888,107)	(6,099,509)
Sales & Marketing	(500,000)	(2,000,000)	(8,000,000)
General & Administrative	(169,535)	(362,700)	(1,239,013)
EBITDA	**(719,037)**	**12,464,664**	**50,829,065**
Interest, Depreciation & Amortization	(15,800)	(31,100)	(67,200)
Pre-Tax Profit	**(734,837)**	**12,433,564**	**50,761,865**
Taxes	-	(2,456,733)	(10,659,992)
Net Profit / (Loss)	**(734,837)**	**9,976,831**	**40,101,873**

The Data is Valuable to

Dealers

OEMs



[Car buyers] have long asked for a process that is more efficient and requires less time at the dealership.

Dealers, too, are seeing the advantages of a more efficient, streamlined purchasing process



Isabelle Helms

Cox Automotive Vice President of Research & Market Intelligence

COX AUTOMOTIVE

